UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 12b -25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

333-167964

[Check one]: [ ] Form 10K [ ] Form 20-F [ ]Form 11-k [X] Form 10-Q [ ]Form 10-D [ ]Form N-SAR [ ]FormN-CSR

For the period ended September 30, 2011

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read instructions (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I. REGISTRANT INFORMATION

CHINA SHOUGUAN MINING CORPORATION

Full Name of Registrant

Former Name if Applicable

6009 Yitian Road

New World Center Rm. 3207

Futian District, Shenzhen

People’s Republic of China

 Address of Principal Executive Office

PART II. RULES 12B-25 AND [c]

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 [c] the following should be completed. (Check box, if appropriate)

[X]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date;

(c)  The accountants statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III. NARRATIVE

State below in reasonable detail why Forms 10-K, 20-Q,F11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its quarterly report for the third quarter of 2011 in a timely fashion because it has not yet completed its financial statements and the review thereof by its auditors.

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PART 1V. OTHER INFORMATION

            (1)  Name and telephone number of person to contact in regard to this notification:

 Feize Zhang                                           0086-755-82520008

(Name)                                                 (Telephone Number)

(2)  Have all the periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X ] Yes [ ] No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CHINA SHOUGUAN MINING CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2011 By: /s/   Feize Zhang

                                        By: Feize Zhang, Principal Executive Officer

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